EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIOS
The following table sets forth our ratio of earnings to fixed charges for the years ended December 31 2001, 2002, 2003, 2004, and 2005. As earnings were inadequate to cover the combined fixed charges, we have provided the average deficiency amounts.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Earnings:
Net loss	$(14,028)	$(23,048)	$(23,998)	$(32,979)	$(21,923)
Add: Fixed Charges	890	666	799	664	650

Earnings as defined	$(13,138)	$(22,382)	$(23,199)	$(32,315)	$(21,273)

Fixed Charges:
Interest expensed	$287	$176	$266	$228	$189
Estimated interest component of rent	603	490	533	436	461

Total fixed charges	$890	$666	$799	$664	$650

Ratio of earnings to fixed charges	—	—	—	—	—

Coverage deficiency	$(14,028)	$(23,048)	$(23,998)	$(32,979)	$(21,923)